As filed pursuant to
Rule 424(b)(3) SEC File
No. 333-115991

LTC PROPERTIES, INC.
865,387 SHARES OF COMMON STOCK

This prospectus covers the resale of up to 865,387 shares of our Common Stock by the Selling Stockholders (the Selling Stockholders). See “Selling Stockholders.” The Selling Stockholders under certain conditions are entitled to convert limited partnership interests into shares of our Common Stock. The Selling Stockholders may, from time to time, offer and sell any of the shares of Common Stock received as the result of a conversion of limited partnership interests, at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by a Selling Stockholder, you should refer to the section entitled “Plan of Distribution” on page of this prospectus. We will not receive any proceeds from the sale of any of the 865,387 shares when and if sold by the Selling Stockholders.

We are the general partner under eight separate limited partnerships. Control over those partnerships is based on the provisions of the partnership agreements that provide us with a controlling financial interest in the partnerships. Under the terms of the partnership agreements, we, as the general partner, are responsible for the management of the partnerships’ assets, business and affairs. Our rights and duties in management of the partnerships include making all operating decisions, setting the capital budgets, executing all contracts, making all employment decisions, and the purchase and disposition of assets, among others. In addition, the general partner assumes the risk for all operating losses, capital losses, and is entitled to substantially all capital gains (appreciation).

In connection with each of the partnership agreements, we, as general partner and each limited partner also entered into Exchange Rights Agreements (the Exchange Rights Agreements), pursuant to which the limited partners, under certain circumstances, have the right (an Exchange Right) to require us to issue shares of our Common Stock in exchange for units of the requesting limited partners’ partnership interest in the partnership tendered for exchange. Each partnership agreement establishes a specific value of a share of our Common Stock which determines the number of shares of our Common Stock that is subject, under certain circumstances, to issuance to the limited partners. In the event a limited partner exercises an Exchange Right, we have the option to either issue our Common Stock or pay the limited partner the equivalent value in cash, as determined by an agreed upon formula.

Investing in our Common Stock involves risks that are described under “Risk Factors” beginning on page 8 of this prospectus.

Our Common Stock is traded on the New York Stock Exchange (or NYSE) under the symbol “LTC.” Our executive offices are located at 22917 Pacific Coast Highway, suite 350, Malibu, California 90265, telephone number (310) 455-6010, facsimile number (805) 981-8663 and web site: www.ltcproperties.com.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2004

No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained in or incorporated by reference in this prospectus and any accompanying prospectus supplement and, if given or made, such other information or representations must not be relied upon as having been authorized by LTC Properties, Inc., or by any of the Selling Stockholders. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus and any accompanying prospectus supplement nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

     In this prospectus, unless otherwise indicated, the “company,” “we,” “us” and “our” refer to LTC Properties, Inc. and our consolidated subsidiaries.

PROSPECTUS SUMMARY

     The following is only a summary of what we believe to be the most important aspects of this prospectus, including the documents incorporated by reference. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our Common Stock involves risks. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 8. Each time a Selling Stockholder exercises an Exchange Right and we elect to issue shares of our Common Stock, we will provide a prospectus supplement that will contain specific information about the terms of that exercise. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

     You should rely only on the information contained and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or inconsistent information from that contained in this prospectus and the applicable prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus and the applicable prospectus supplement, as well as the information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus and the applicable prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify some of the forward-looking statements by their use of forward-looking words, such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, the status of the economy, the status of capital markets including prevailing interest rates, compliance with and changes to regulations and payment policies within the healthcare industry, changes in financing terms, competition within the healthcare and senior housing industries, and changes in federal, state and local legislation. For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under “Risk Factors” contained in this prospectus supplement and in other information contained in our publicly available filings with the Securities and Exchange Commission. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT OUR COMPANY

     We are a self-administered real estate investment trust that invests primarily in long-term care and other health care related properties through mortgage loans, property lease transactions and other investments. As of March 31, 2004, long-term care properties, which include skilled nursing and assisted living properties, comprised approximately 98% of our investment portfolio. We have been operating since August 1992.

     Skilled nursing facilities provide restorative, rehabilitative and nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals. Many skilled nursing facilities provide ancillary services that include occupational, speech, physical, respiratory and IV therapies, as well as provide sub-acute care services which are paid either by the patient, the patient’s family, or through federal Medicare or state Medicaid programs.

     Assisted living facilities serve elderly persons who require assistance with activities of daily living, but do not require the constant supervision skilled nursing facilities provide. Services are usually available 24-hours a day and include personal supervision and assistance with eating, bathing, grooming and administering medication. The facilities provide a combination of housing, supportive services, personalized assistance and health care designed to respond to individual needs.

     As of March 31, 2004, we had approximately $521 million in carrying value of net real estate investments. At that date, our portfolio included 96 assisted living properties, 84 skilled nursing properties and one charter school in 30 states. We had approximately $383 million (74%) invested in owned and leased properties, approximately $75 million (14%) invested in mortgage loans, and investments in certificates of a real estate mortgage investment conduit (or REMIC) with a carrying value of approximately $63 million (12%).

Owned Properties

     At March 31, 2004, we owned 53 skilled nursing properties with a total of 6,095 beds, 88 assisted living properties with 4,182 units and one school located in 23 states. The properties are leased pursuant to non-cancelable leases generally with an initial term of 10 to 30 years. The leases provide for a fixed minimum base rent during the initial and renewal periods. Most of the leases provide for annual fixed rent increases or increases based on consumer price indices over the term of the lease. In addition, certain of our leases provide for additional rent through revenue participation (as defined in the lease agreement) in incremental revenues generated by the facilities over a defined base period effective at various times during the term of the lease. Each lease is a triple net lease which requires the lessee to pay additional charges including all taxes, insurance, assessments, maintenance and repair (capital and non-capital expenditures) and other costs necessary in the operation of the facility. Many of the leases contain renewal options and one contains a limited period option that permits the operator to purchase the property.

Mortgage Loans

     At March 31, 2004, we had 38 mortgage loans secured by first mortgages on 31 skilled nursing properties with a total of 3,875 beds and eight assisted living properties with a total of 369 units located in 19 states. These mortgage loans had interest rates ranging from 9.5% to 12.7% and maturities ranging from 2004 to 2018. In addition, the loans may contain guarantees, provide for facility fees and generally have 25-year amortization schedules. The majority of the mortgage loans provide for annual increases in the interest rate based upon a specified increase of 10 to 25 basis points.

     In general, the mortgage loans may not be prepaid except in the event of the sale of the collateral property to a third party that is not affiliated with the borrower, although partial prepayments (including the prepayment premium) are often permitted where a mortgage loan is secured by more than one property upon the sale of one or more, but not all, of the collateral properties to a third party which is not an affiliate of the borrower. The terms of the mortgage loans generally impose a premium upon prepayment of the loans depending upon the period in which the prepayment occurs, whether such prepayment was permitted or required, and certain other conditions such as upon the sale of the property under a pre-existing purchase option, destruction or condemnation, or other circumstances as approved by us. On certain loans, such prepayment amount is based upon a percentage of the then outstanding balance of the loan, usually declining ratably each year. For other loans, the prepayment premium is based on a yield maintenance formula. In addition to a lien on the mortgaged property, the loans are generally secured by certain non-real estate assets of the properties and contain certain other security provisions in the form of letters of credit, pledged collateral accounts, security deposits, cross-default and cross-collateralization features and certain guarantees.

REMIC Certificates

     As of March 31, 2004, we had $63 million net book value of REMIC Certificates. Of this $63 million, $56 million represents face value certificated interests in the principal balances of the underlying mortgage pools which at March 31, 2004, had a total unpaid principal balance of $201 million. Additionally, there were also $138 million senior certificates outstanding that have priority over the $56 million of face value certificates we retained.

     Our investment in the $56 million of face value certificates is backed by the difference between the $201 million in mortgage pool principal and the $138 million of senior certificates outstanding, or $63 million, resulting in a collateral cushion over our net book value of $7 million.

     The remaining $7 million of REMIC certificates are Interest Only (of I/O) certificates that represent the present value of the expected cash flows resulting from the mortgage pools that result from the spread in interest that arises between what the underlying mortgage loans are paying in interest versus the interest being paid on the principal based certificates. These cash flows have been discounted at a rate of 35% to arrive at the estimated fair market value of the I/O certificates.

     Interest only certificates and certificates with an investment rating of “BB” or higher are classified as available-for-sale and unrated certificates and certificates with an investment rating of “B” or lower are classified as held-to-maturity. As of March 31, 2004, available-for-sale certificates were recorded at their fair value of approximately $13 million.

     At March 31, 2004, held-to-maturity certificates had a book value of $50 million and an estimated fair value of $39 million. As of March 31, 2004, the effective yield on the available-for-sale certificates and the held-to-maturity certificates, based on expected future cash flows discounted to give effect to potential risks associated with prepayments and unanticipated credit losses, was 34.8% and 11.9%, respectively.

     As part of the REMIC transactions, we serve as the sub-servicer and, in such capacity, are responsible for performing substantially all of the servicing duties relating to the mortgage loans represented by the REMIC certificates. We receive monthly fees equal to a fixed percentage of the then outstanding mortgage loan balance in the REMIC, which in our opinion, represent currently prevailing terms for similar transactions. In addition, we will act as the special servicer to restructure any mortgage loans in the REMIC that default.

OUR STRATEGY

     Our primary objectives are to sustain and enhance stockholder equity value and provide current income for distribution to stockholders through real estate investments in long-term care properties and other health care related properties managed by experienced operators. To meet these objectives, we attempt to invest in properties or in mortgages that provide opportunity for additional value and current returns to our stockholders and to diversify our investment portfolio by geographic location, operator and form of investment.

•	For investments in skilled nursing properties, we favor low cost per bed opportunities, whether in fee simple properties or in mortgages. Thus, as of March 31, 2004, the average per bed cost of our owned skilled nursing properties was approximately $27,000 per bed while that of our mortgages was approximately $16,000 per bed.

•	For assisted living investments we have attempted to diversify our portfolio both geographically and across product levels. Thus, we believe that although the majority of our investments are in affordably priced units, our portfolio also includes a significant number of upscale units in appropriate markets with certain operators.

•	As skilled nursing facilities reimbursement cuts have created cost and pricing pressures in that industry, we have tended to emphasize fee simple investments in the assisted living sector where we believe properties tend to be both newer and less dependent, if at all, on any government reimbursement.

     Our principal executive offices are located at 22917 Pacific Coast Hwy, Suite 350, Malibu, California 90265, and our telephone number is (310) 455-6010.

RISK FACTORS

You should carefully consider the risks described below and in the accompanying prospectus before making an investment decision in us. The risks and uncertainties described below are not the only ones facing us and there may be additional risks that we do not presently know of or that we currently consider immaterial.

For a discussion of certain risks that purchasers of our Common Stock should consider, we refer you to the discussion under the caption “Cautionary Statements” in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2003, and other reports we file under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus supplement, including factors identified under the headings “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and in the other documents incorporated by reference into this prospectus. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, our ability to pay dividends on, and the market price of, our equity securities may be adversely affected if any of such risks are realized. See “Documents Incorporated by Reference” on page 25 of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any shares of our Common Stock by the Selling Stockholders. The Common Stock would be originally issued to the Selling Stockholders in exchange for the Selling Stockholders’ limited partner interest in a partnership and our investment in that partnership would increase accordingly.

SELLING STOCKHOLDERS

We are the general partner under eight separate limited partnerships. In connection with each of the partnership agreements, we, as general partner and each limited partner also entered into Exchange Rights Agreements (the Exchange Rights Agreements), pursuant to which the limited partners, under certain circumstances, have the right (an Exchange Right) to require us to issue shares of our Common Stock in exchange for units of the requesting limited partners’ partnership interest in the partnership tendered for exchange. Each partnership agreement establishes a specific value of a share of our Common Stock which determines the number of shares of our Common Stock that is subject, under certain circumstances, to issuance to the limited partners. In the event a limited partner exercises an Exchange Right, we have the option to either issue our Common Stock or pay the limited partner the equivalent value in cash, as determined by an agreed upon formula.

In order to exercise an Exchange Right, the limited partner must deliver to us a notice that is irrevocable and specifies the number of shares of Common Stock contingently issuable. If the Exchange Notice is duly tendered, within 10 days we shall either deliver or cause to be delivered to the Exchange Holder, at our option, either:

(a)	Common Stock equal to the number of units tendered; or

(b)	Cash in the amount equal to (i) the number of Common Stock that otherwise would be deliverable multiplied by (ii) the sum of (x) the Market Value of a share of our Common Stock as of the date the Exchange Notice is received by us plus (y) five cents ($.05).

The individual limited partnerships, the date of formation, the specified values and number of shares of Common Stock subject to each Exchange Rights Agreement, as amended, are as follows:

			Number of
		Specified Per	Shares of
Name of Partnership	Date of Formation	Share Value	Common Stock
LTC Partners I	June 30, 1995	$13.00	80,072
LTC Partners II	May 1, 1996	13.00	159,505
LTC Partners III(1)	January 30, 1996	13.00	28,110
LTC Partners IV	January 30, 1996	13.00	15,753
LTC Partners V (1)	June 13, 1998	15.00	222,220
LTC Partners VI	June 14, 1996	13.00	37,540
LTC Partners VII(1)	June 14, 1996	15.00	120,305
LTC Partners IX	February 11, 1998	17.00	201,882

			865,387

(1)	We have purchased the limited partnership interest of one original limited partner of these limited partnerships.

The Selling Stockholders are persons who may receive, or have received, shares of Common Stock in exchange for limited partnership units of the partnership upon exercise of the Exchange Rights. The limited partnership units were issued in private transactions exempt from registration under the Securities Act of 1933.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our Common Stock by the Selling Stockholders as of May 24, 2004 and the number of shares being offered hereby by each Selling Stockholder. With respect to the information presented concerning the Selling Stockholders listed in the table below, we have not conducted any independent inquiry or investigation to ascertain such information and have relied solely on the information in the Partnership Agreements. None of the Selling Stockholders has, or within the past three years has had, any position, office of other material relationship with us or any of our affiliates.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the Selling Stockholder has the right to acquire beneficial ownership within sixty (60) days after May 24, 2004 through the exercise of an Exchange Right. All of the Exchange Rights are immediately exercisable, and therefore, all shares issuable upon the exercise of the Exchange Rights are included in the table below as being beneficially owned by the Selling Stockholder. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the Selling Stockholder.

As we are not obligated to issue Common Stock upon exercise of Exchange Rights and the Selling Stockholders may sell all, some or none of such shares of Common Stock, no estimate can be made of the aggregate number of shares of Common Stock that are to be offered hereby, or the aggregate number of shares of Common Stock that will be owned by each Selling Stockholder upon completion of the offering to which this prospectus relates. The number of shares in the column “Number of Shares Being Offered “ consists of the number of shares of Common Stock the Selling Stockholder may receive in upon exercise of Exchange Rights, except as noted. Unless otherwise indicated below, we believe each Selling Stockholder has sole voting and investment power with respect to its shares of our Common Stock.

We will not receive any of the proceeds from the sale of our Common Stock by the Selling Stockholders.

	Number of Shares		Shares Beneficially Owned After
	Beneficially Owned Prior to	Number of Shares	Offering
Selling Stockholder	Offering	Being Offered	Number	Percent
Zev Karkomi	304,847	304,847	0	0
Estate of Harvey J. Angell	168,365 (1)	168,365	0	0
Don A. Karchmer	71,100	71,100	0	0
Kapri Associates	148,427	148,427	0	0
Louise Bussian Block Revocable Living Trust	9,515	9,515	0	0
Robert J. Block Revocable Living Trust	9,515	9,515	0	0
John E. Bingaman	67,294	67,294	0	0
Thomas E. Stewart	67,294	67,294	0	0
Peter Kamberos	9,515	9,515	0	0
Maria Pappas	9,515	9,515	0	0

(1)	The Estate of Harvey J. Angell (the Estate) previously submitted valid Exchange Notices and we issued to the Estate 168,365 shares of our Common Stock in a private placement exempt from registration under the Securities Act of 1933. These shares are “restricted securities” as defined in Rule 144 of the Securities Act of 1933. Upon the effectiveness of this registration statement, we intend to remove the restrictive legend from these shares and such shares will be eligible for sale under the registration statement. We are not aware of any agreements, arrangements or undertakings with respect to the sale of any of these shares of our Common Stock.

DESCRIPTION OF OUR COMMON STOCK

GENERAL

     The following description of our Common Stock sets forth certain general terms and provisions of the Common Stock to which any prospectus supplement may relate. The statements below describing our Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Charter and bylaws.

     Holders of our Common Stock will be entitled to receive dividends when, as and if authorized by our Board of Directors and declared by us, out of assets legally available therefore. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by us will be subject to certain restrictions if we fail to pay dividends on our Preferred Stock. Upon our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding Preferred Stock.

     Our Common Stock will possess voting rights for the election of directors and in respect of other corporate matters, with each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of our Common Stock voting for the election of directors will be able to elect all of the directors if they choose to do so and, accordingly, the holders of the remaining shares will be unable to elect any directors. Holders of shares of Common Stock will not have preemptive rights, which mean they have no right to acquire any additional shares of Common Stock that may be issued by us at a subsequent date. Our Common Stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights.

     Under Maryland law and our Charter, a distribution (whether by dividend, redemption or other acquisition of shares) to holders of shares of our Common Stock may be made only if, after giving effect to the distribution, we are able to pay our indebtedness as it becomes due in the usual course of business and our total assets are greater than our total liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to the holders of our Common Stock and we can pay our debts as they become due. We have complied with these requirements in all of our prior distributions to holders of our Common Stock. For a description of other provisions of our Charter and bylaws that could have the effect of delaying, deterring or preventing a change in our control, please see “Certain Provisions of Maryland Law and Our Charter and Bylaws” below.

     The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock which are outstanding or which we may designate and issue in the future.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     In addition to other qualifications, for us to qualify as a REIT, (1) not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year, and (2) such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     To ensure that we continue to meet the requirements for qualification as a REIT, our Charter, subject to some exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of any class or series of our capital stock in excess of 9.8% (ownership limit) of the number of then outstanding shares of such class or series of our capital stock. Our Board of Directors may waive the ownership limit with respect to a stockholder if evidence satisfactory to the Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in actual or constructive ownership of capital stock by a stockholder in excess of the ownership limit or that would result in our failure to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in our company being “closely held” within the meaning of section 856(h) of the Code, not withstanding any provisions of our Charter to the contrary, will be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

     Any shares of our capital stock held by a stockholder in excess of the applicable ownership limit become “Excess Shares.” Upon shares of any class or series of capital stock becoming Excess Shares, such shares will be deemed automatically to have been converted into a class separate and distinct from their original class and from any other class of Excess Shares. Upon any outstanding Excess Shares ceasing to be Excess Shares, such shares will be automatically reconverted back into shares of their original class or series of capital stock.

     The holder of Excess Shares will not be entitled to vote the Excess Shares nor will such Excess Shares be considered issued and outstanding for purposes of any stockholder vote or the determination of a quorum for such vote. The Board of Directors, in its sole discretion, may choose to accumulate all distributions and dividends payable upon the Excess Shares of any particular holder in a non-interest bearing escrow account payable to the holder of the Excess Shares upon such Excess Shares ceasing to be Excess Shares.

     In addition, we will have the right to redeem all or any portion of the Excess Shares from the holder at the redemption price, which will be the average market price (as determined in the manner set forth in the Charter) of the capital stock for the prior 30 days from the date we give notice of our intent to redeem such Excess Shares, or as determined by the Board of Directors in good faith. The redemption price will only be payable upon the liquidation of our company and will not exceed the sum of the per share distributions designated as liquidating distributions declared subsequent to the redemption date with respect to unredeemed shares of record of the class from which such Excess Shares were converted. We will rescind the redemption of the Excess Shares in the event that within 30 days of the redemption date, due to a sale of shares by the holder, such holder would not be the holder of Excess Shares, unless such rescission would jeopardize our tax status as a REIT or would be unlawful in any regard.

     Each stockholder will upon demand be required to disclose to us in writing any information with respect to the actual and constructive ownership of shares of our capital stock as our Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The ownership limit may have the effect of precluding the acquisition of control of our company unless the Board of Directors determines that maintenance of REIT status is no longer in our best interests.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

     The following description of certain provisions of Maryland law and of our Charter and bylaws is only a summary. For a complete description, we refer you to Maryland law, our Charter and our bylaws. We have incorporated by reference our Charter and bylaws as exhibits to the registration statement of which this prospectus is a part.

BOARD OF DIRECTORS – NUMBER AND VACANCIES

     Our bylaws provide that the number of our directors shall be six unless a majority of the members of our Board of Directors establishes some other number not less than three and not more than nine. Our Board of Directors is currently comprised of five directors. Our bylaws also provide, that notwithstanding the preceding sentence, upon the occurrence of a default in the payment of dividends on any class or series of our Preferred Stock, or any other event, which would entitle the holders of any class or series of our Preferred Stock to elect additional directors to our Board of Directors, the number of our directors will thereupon be increased by the number of additional directors to be elected by the holders of such class or series of our Preferred Stock (even if the resulting number of directors is more than nine), and such increase in the number of directors shall remain in effect for so long as the holders of such class or series of our Preferred Stock are entitled to elect such additional directors.

     Our bylaws provide that a vacancy on our Board of Directors which arises through the death, resignation or removal of a director or as a result of an increase by our Board of Directors in the number of directors may be filled by the vote of a majority of the remaining directors even if such majority is less than a quorum, and a director so elected by our Board of Directors to fill a vacancy shall serve until the next annual meeting of our stockholders and until his successor shall be duly elected and qualified. Our stockholders may elect a successor to fill a vacancy on our Board of Directors which results from the removal of a director.

REMOVAL OF DIRECTORS

     Under Maryland law, our stockholders may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of our directors except in certain circumstances specified in the statute which do not apply.

BUSINESS COMBINATIONS

     Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

     A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. In approving such a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

     After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

     These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

     The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

     The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

CONTROL SHARE ACQUISITIONS

     Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

AMENDMENT TO THE CHARTER

     Subject to the provisions of any class or series of our capital stock at the time outstanding, any amendment to our Charter must be approved by our stockholders by the affirmative vote of not less than two thirds of all of the votes entitled to be cast on the matter.

DISSOLUTION OF LTC PROPERTIES, INC.

     The dissolution of our company must be approved by our stockholders by the affirmative vote of not less than two thirds of all of the votes entitled to be cast on the matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) by, or at the direction of, a majority of the Board of Directors or a duly authorized committee thereof or (ii) by any holder of record (both as of the time notice of such nomination or matter is given by the stockholder as set forth in our bylaws and as of the record date for the annual meeting in question) of any shares of our capital stock entitled to vote at such annual meeting who complies with the notice procedures set forth in our bylaws. Any stockholder, who seeks to make such a nomination or to bring any matter before an annual meeting, or his representative, must be present in person at the annual meeting.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE CHARTER AND BYLAWS

     The business combination provisions and the control share acquisition provisions of Maryland law, the advance notice provisions of our bylaws and certain other provisions of Maryland law and our Charter and bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our Common Stock or otherwise be in their best interest. See “Risk Factors – Certain Provisions of Maryland Law and our Charter and Bylaws as well as Stockholder Rights Plan Could Hinder, Delay Or Prevent Changes in Control.”

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following is a summary of the federal income tax considerations to us which are anticipated to be material to purchasers of the securities to which any prospectus supplement may relate. In addition this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current law, is for general information only and is not tax advice. Your tax treatment will vary depending upon the terms of the specific securities that you acquire, as well as your particular situation. The material federal income tax considerations relevant to your ownership of the securities to which any prospectus supplement may relate will be provided in the applicable prospectus supplement relating to the particular securities being offered.

     The information in this section is based on:

•	the Internal Revenue Code (or the Code);

•	current, temporary and proposed Treasury regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions,

in each case, as of the date of this prospectus. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion or the desirability of an investment in a REIT relative to other investments. Any change could apply retroactively to transactions preceding the date of the change. Except as described below, we have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or if challenged, will not be sustained by a court.

     You are advised to consult any applicable prospectus supplement, as well as your own tax advisor, regarding the tax consequences to you of the acquisition, ownership and sale of the securities to which any applicable prospectus supplement may relate, including the federal, state, local, foreign and other tax consequences.

CERTAIN INCOME TAX CONSIDERATIONS RELATING TO OUR REIT ELECTION

Taxation of a REIT

     We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 1992. We intend to continue to operate in such a manner, but there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified.

     In the opinion of Reed Smith LLP, our legal tax counsel, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation will enable us to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various factual assumptions relating to our organization and operation, and is conditioned upon certain representations made by us as to factual matters. In addition, this opinion is based upon our factual representations concerning our business and properties as set forth in this prospectus supplement and will assume that the actions described in this prospectus supplement have been completed as described. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code, the results of which have not been and will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in our Annual Report on Form 10-K for the year ended December 31, 2003 and this prospectus may be changed, perhaps retroactively, by legislative or administrative action at any time.

     If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once at stockholder level when distributed) that generally results from investment in a non-REIT corporation.

     However, we will be subject to federal income tax as follows:

     First, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

     Second, under certain circumstances, we may be subject to the alternative minimum tax, if our dividend distributions are less than our alternative minimum taxable income.

     Third, if we have (i) net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we may elect to be subject to tax at the highest corporate rate on such income, if necessary to maintain our REIT status.

     Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

     Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability.

     Sixth, if we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Seventh, if we acquire an asset which meets the definition of a built-in gain asset from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and if we subsequently recognize gain on the disposition of such asset during the ten-year period, called the recognition period, beginning on the date on which we acquired the asset, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset over (b) our adjusted basis in such asset, both determined as of the beginning of the recognition period), such gain will be subject to tax at the highest regular corporate tax rate, pursuant to IRS regulations.

     Eighth, if we have taxable REIT subsidiaries, we will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our taxable REIT subsidiaries that would be reduced through reapportionment under certain federal income tax principles in order to more clearly reflect income for the taxable REIT subsidiary.

Requirements for Qualification. The Code defines a REIT as a corporation, trust or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation;

(4)	which is neither a financial institution; nor, an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (including specified entities); and

(7)	which meets certain other tests, described below, regarding the amount of its distributions and the nature of its income and assets.

     The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of condition (6). Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records and request certain information from our stockholders designed to disclose the actual ownership of our stock. Based on publicly available information, we believe we have satisfied the share ownership requirements set forth in (5) and (6) above. In addition, Sections 9.2 and 9.3 of our Charter provides for restrictions regarding transfer and ownership of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

     We have complied with, and will continue to comply with, regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirement, we will be treated as having met the Five or Fewer Requirement. If we fail to comply with these regulatory rules, we will be subject to a monetary penalty. If our failure to comply was due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

Income Tests. There presently are two gross income requirements that we must satisfy to qualify as a REIT:

•	First, at least 75% of our gross income (excluding gross income from “prohibited transactions,” as defined below) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including rents from real property, or from certain types of temporary investment income.

•	Second, at least 95% of our gross income for each taxable year must be directly or indirectly derived from income that qualifies under the 75% test or from dividends (including dividends from taxable REIT subsidiaries), interest and gain from the sale or other disposition of stock or securities and payments to us under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to hedge indebtedness incurred or to be incurred.

     Cancellation of indebtedness income generated by us is not taken into account in applying the 75% and 95% income tests discussed above. A “prohibited transaction” is a sale or other disposition of property (other than foreclosure property) held for sale to customers in the ordinary course of business. Any gain realized from a prohibited transaction is subject to a 100% penalty tax.

     Rents received by us will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT only if several conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.

•	Rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of the tenant, unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented.

•	If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as “rents from real property.”

•	For rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an “independent contractor” from whom we derive no income, except that we may directly provide services that are “usually or customarily rendered” in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise “rendered to the occupant for his convenience.”

     For taxable years beginning after August 5, 1997, a REIT has been permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

     The term “interest” generally does not include any amount if the determination of the amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage of receipts or sales.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are eligible for relief. These relief provisions will be generally available if:

•	Our failure to meet the tests was due to reasonable cause and not due to willful neglect,

•	We attach a schedule of the sources of our income to our return; and

•	Any incorrect information on the schedule was not due to fraud with intent to evade tax.

     It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which we failed the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability.

     Asset Tests. At the close of each quarter of our taxable year, we must also satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operations), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% or either the vote or value of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the 10% vote and value test”). Further, no more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Each of the 10% vote and value test and the 20% and 5% asset tests must be satisfied at the end of any quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

     Investments in Taxable REIT Subsidiaries. For taxable years beginning after December 1, 2000, REITs may own more than 10% or the voting power and value of securities in taxable REIT subsidiaries. At this time, we do not have any taxable REIT subsidiaries.

     Ownership of a Partnership Interest or Stock in a Corporation. We own interests in various partnerships. In the case of a REIT that is a partner in a partnership, Treasury regulations provide that for purposes of the REIT income and asset tests the REIT will be deemed to own its proportionate share of the assets of the partnership, and will be deemed to be entitled to the income of the partnership attributable to such share. The ownership of an interest in a partnership by a REIT may involve special tax risks, including the challenge by the Internal Revenue Service of the allocations of income and expense items of the partnership, which would affect the computation of taxable income of the REIT, and the status of the partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes.

     We also own interests in a number of subsidiaries which are intended to be treated as qualified real estate investment trust subsidiaries. The Code provides that such subsidiaries will be ignored for federal income tax purposes and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and such items of our company. If any partnership or qualified real estate investment trust subsidiary in which we own an interest were treated as a regular corporation (and not as a partnership or qualified real estate investment trust subsidiary) for federal income tax purposes, we would likely fail to satisfy the REIT asset test prohibiting a REIT from owning greater than 10% of the voting power of the stock or value of securities of any issuer, as described above, and would therefore fail to qualify as a REIT. We believe that each of the partnerships and subsidiaries in which we own an interest will be treated for tax purposes as a partnership or qualified real estate investment trust subsidiary, respectively, although no assurance can be given that the Internal Revenue Service will not successfully challenge the status of any such entity.

     Real Estate Mortgage Investment Conduits (or REMIC). A regular or residual interest in a REMIC will be treated as a real estate asset for purposes of the REIT asset tests, and income derived with respect to such interest will be treated as interest on an obligation secured by a mortgage on real property, assuming that at least 95% of the assets of the REMIC are real estate assets. If less than 95% of the assets of the REMIC are real estate assets, only a proportionate share of the assets of and income derived from the REMIC will be treated as qualifying under the REIT asset and income tests. All of our REMIC Certificates are secured by real estate assets, therefore we believe that our REMIC interests fully qualify for purposes of the REIT income and asset tests.

     Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders annually in an amount at least equal to:

(1)	the sum of:

(A) 90% of our “real estate investment trust taxable income” (computed without regard to the dividends paid deduction and our net capital gain); and

(B) 90% of the net income, if any (after tax), from foreclosure property; minus

(2)	the excess of certain items of non-cash income over 5% of our real estate investment trust taxable income.

     We must pay these annual distributions in the taxable year to which they relate or in the following year if (1) we pay during January to stockholders of record in either October, November, or December of the prior year or (2) if we elect, declare the dividend before the due date of the tax return (including extensions) and pay on or before the first regular dividend payment date after such declaration.

     Amounts distributed must not be preferential; that is, every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class.

     To the extent that we do not distribute all of our net long-term capital gain or distribute at least 90% but less than 100%, of our “real estate investment trust taxable income,” as adjusted, it will be subject to tax on such amounts at regular corporate tax rates. Furthermore, if we should fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates in the last three months of the calendar year, by the end of the following January) at least the sum of:

(1)	85% of our real estate investment trust ordinary income for such year;

(2)	95% of our real estate investment trust capital gain net income for such year; and

(3)	any undistributed taxable income from prior periods;

we would be subject to a 4% excise tax on the excess of such required distributions over the amounts actually distributed. Any real estate investment trust taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

     We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

     Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year, and certain relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will any distributions be required to be made. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to the statutory relief. Failure to qualify for even one year could substantially reduce distributions to stockholders and could result in our incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes.

     State and local taxation. We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business or reside. The state and local tax treatment of our Company may not conform to the federal income tax consequences discussed above.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     The following summary applies to you only if you are a “US stockholder.” A US stockholder is a stockholder of our shares of stock who, for United State federal income tax purposes, is:

•	a citizen or resident alien of the United States;

•	a corporation or partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons, within the meaning of the Code who have the authority to control all substantial decisions of the trust.

     As long as we qualify as a REIT, distributions made to our taxable US stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such US stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year or are designated as unrecaptured §1250 gain distributions, which are taxable at a 25% rate) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally will reduce the maximum tax rate applicable to you on capital gains recognized on the sale or other disposition of shares of our stock from 20% to 15%.

     The Jobs and Growth Tax Relief Reconciliation Act of 2003 also generally will reduce the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax. Except in limited circumstances, this reduced tax rate will not apply to dividends paid to you by us on shares of our stock, because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received by you with respect to shares of our stock held by you that are attributable to (1) dividends received by us from non-REIT corporations or other taxable REIT subsidiaries, (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year) and (3) distributions by us that we designate as long-term capital gains dividends (except for some distributions taxable to you at a maximum rate of 25%).

     The dividend and capital gains tax rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003 through December 31, 2008. Without future legislative changes, the maximum long-term capital gains and dividend rates discussed above will increase in 2009.

     Distributions in excess of our current and accumulated earnings and profits will not be currently taxable to you to the extent that they do not exceed the adjusted basis of your stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the stock has been held for one year or less) assuming you hold the stock as a capital asset. In addition, any distribution declared in October, November or December of any year and payable to you as a stockholder of record on a specified date in any such month, will be treated as both paid by us and received by you on December 31 of the applicable year, provided that we actually pay the distribution during January of the following calendar year. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.

     If we elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of this net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on these retained capital gains and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

     We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under “General” and “Annual Distribution Requirements” above. As a result, you may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any “deficiency dividend” will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will not be taxable to you to the extent these distributions do not exceed the adjusted tax basis of your shares of our stock. You will be required to reduce the tax basis of your shares of our stock by the amount of these distributions until the basis has been reduced to zero, after which these distributions will be taxable as capital gain, if the shares of our stock are held as a capital asset. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the shares of our stock. Any loss upon a sale or exchange of shares of our stock which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to these shares of our stock.

     Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in these shares of our stock. This gain will be capital gain if you held these shares of our stock as a capital asset.

     If we redeem any of your shares in us, the treatment can only be determined on the basis of particular facts at the time of redemption. In general, you will recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption results in a “complete termination” of your interest in all classes of our equity securities, is a “substantially disproportionate redemption” or is “not essentially equivalent to a dividend” with respect to you. In applying these tests, there must be taken into account your ownership of all classes of our equity securities (e.g., Common Stock or Preferred Stock). You also must take into account any equity securities that are considered to be constructively owned by you.

     If, as a result of a redemption by us of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is probable that the redemption of your shares would be considered “not essentially equivalent to a dividend” and, thus, would result in gain or loss to you. However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and if you rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

     Generally, if the redemption does not meet the tests described above, then the proceeds received by you from the redemption of your shares will be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption is taxed as a dividend, your adjusted tax basis in the redeemed shares will be transferred to any other shareholdings in us that you own. If you own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

     Gain from the sale or exchange of our shares held for more than one year is taxed at a maximum long-term capital gain rate, which is currently 15% (prior to the effective date of the Jobs and Growth Tax Relief Reconciliation Act of 2003, described below, the maximum long-term capital gain rate was 20%). Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%.

Backup withholding

     We will report to our US stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of such withholding will be equal to the product of the fourth lowest rate applicable to single filers and the amount of the distribution. This rate is currently 28% for tax years beginning after 2002. Any amount paid to the IRS as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. See "—Taxation of Foreign Stockholders.” A stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     In general, a stockholder that is a tax-exempt entity not subject to tax on its investment income will not be subject to tax on our distributions. In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income as defined in the Code when received by a qualified plan. Based on that ruling, regardless of whether we incur indebtedness in connection with the acquisition of properties, our distributions paid to a stockholder that is a tax-exempt entity will not be treated as unrelated business taxable income, provided that (i) the tax-exempt entity has not financed the acquisition of its stock with acquisition indebtedness within the meaning of the Code and the stock otherwise is not used in an unrelated trade or business of the tax-exempt entity and (ii) we are not a pension-held REIT. This ruling applies to a stockholder that is an organization that qualifies under Code Section 401(a), an IRA or any other tax-exempt organization that would compute unrelated business taxable income, if any, in accordance with Code Section 512(a)(1). However, if we are a pension-held REIT and a qualified plan owns more than 10% of the value of all of our stock, such stockholder will be required to recognize as unrelated business taxable income that percentage of the dividends that it receives from us as is equal to the percentage of our gross income that would be unrelated business taxable income to us if we were a tax-exempt entity required to recognize unrelated business taxable income. A REIT is a pension-held REIT if at least one qualified trust holds more than 25% of the value of all of our stock or one or more qualified trusts, each of whom own more than 10% of the value of all of our stock, hold more than 50% of the value of all of our stock.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in us will constitute unrelated business taxable income unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by its investment in us. Such prospective stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

TAXATION OF FOREIGN STOCKHOLDERS

     The rules governing US federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex. We have not attempted to provide more than a summary of these rules. Prospective non-US stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in stock, including any reporting requirements.

     Distributions that are not attributable to gain from our sales or exchanges of US real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the stock is treated as effectively connected with the non-US stockholder’s conduct of a US trade or business, the non-US stockholder generally will be subject to a tax at graduated rates, in the same manner as US stockholders are taxed with respect to such distributions and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. We expect to withhold US income tax at the rate of 30% on the gross amount of any such distributions made to a non-US stockholder unless (i) a lower treaty rate applies and the holder provides us with a properly executed IRS Form W-8BEN (or successor form) or (ii) the non-US stockholder provides us with a properly executed IRS Form W-8ECI (or successor form) claiming that the distribution is effectively connected income.

     Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a non-US stockholder’s stock, such distributions will give rise to tax liability if the non-US stockholder would otherwise be subject to tax on any gain from the sale or disposition of our stock, as described below. If it cannot be determined at the time a distribution is made whether or not distributions will be in excess of current and accumulated earnings and profit, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of US real property interests will be taxed to a non-US stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of US real property interests are taxed to a non-US stockholder as if such gain were effectively connected with a US business. Non-US stockholders would thus be taxed at the normal capital gain rates applicable to US stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax if a foreign corporate stockholder is not entitled to treaty exemption. We are required by applicable Treasury Regulations to withhold 35% for foreign individuals and 35% for foreign corporations of any distribution that we could designate as a capital gains dividend. This amount is creditable against the non-US stockholder FIRPTA tax liability. If we designate prior distributions as capital gains dividends, then subsequent distributions up to the amount of such prior distributions will be treated as capital gains dividends for purposes of withholding.

     Gain recognized by a non-US stockholder upon a sale of our equity securities generally will not be taxed under FIRPTA if we are a “domestically controlled real estate investment trust,” defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the stock were held directly or indirectly by foreign persons. We currently anticipate that we will be a “domestically controlled real estate investment trust,” and therefore the sale of equity securities will not be subject to taxation under FIRPTA. Additionally, the sale of our equity securities will not be taxed under FIRPTA if the class of stock is regularly traded on an established securities market and the selling non-US stockholder has not held more than 5% of the class of stock at any time during the preceding five-year period. However, gain not subject to FIRPTA will be taxable to a non-US stockholder if the investment in the stock is effectively connected with the non-US stockholder’s US trade or business, in which case the non-US stockholder will be subject to the same treatment as US stockholders with respect to such gain. Also, if the non-US stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax (unless reduced by treaty) on the individual’s capital gains. A non-resident alien individual could, however, elect to treat such gain as effectively connected income and pay tax as a US stockholder would. If the gain on the sale of stock were to be subject to taxation under FIRPTA, the non-US stockholder will be subject to the same treatment as US stockholders with respect to such gain.

     If the proceeds of a disposition of our equity securities are paid by or through a US office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing non-US stockholder certifies as to his name, address and non-US status or otherwise establishes an exemption. Generally, US information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-US office of a non-US broker. US information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that is either (a) a US person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (c) a controlled foreign corporation for US federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more US persons or which engages in a US trade or business and (ii) the broker fails to initiate documentary evidence that the stockholder is a non-US stockholder and that certain conditions are met or that the non-US stockholder otherwise is entitled to an exemption.

OTHER TAX CONSEQUENCES

     You should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

     We and you may be subject to state or local taxation in various state or local jurisdictions, including those in which we or you transact business or reside. Our state and local tax treatment and your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in us.

PLAN OF DISTRIBUTION

     Pursuant to Exchange Rights Agreements with the Selling Stockholders, we are registering shares of our Common Stock issued or issuable to the Selling Stockholders upon exercise of the Exchange Rights in exchange for limited partnership units of the partnerships. The limited partnership units were previously issued in private transactions exempt from registration under the Securities Act of 1933. We will issue up to 865,387 shares of Common Stock to the Selling Stockholders in exchange for their limited partnership units upon exercise of Exchange Rights.

     The registration of such Common Stock does not necessarily mean that any of those shares will be issued by us or offered or sold by the Selling Stockholders. There can be no assurance that any Selling Stockholder will sell any or all of the Common Stock registered under the registration statement of which this prospectus forms a part. We will not receive any proceeds from the offering by the Selling Stockholders of such Common Stock.

     The Selling Stockholders may, from time to time, sell any or all of such shares of Common Stock issued to them on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The Selling Stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

     Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of Common Stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a Selling Stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. If the Selling Stockholders were deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities under, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. If the Selling Stockholders use this prospectus for any sale of the shares of Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     At any time a particular offer of the Common Stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. The revised prospectus or prospectus supplement will include the aggregate number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

     The Selling Stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M. Subject to certain exceptions, Rule 102 of Regulation M restricts a selling stockholder engaged in the distribution of an issuer’s securities from simultaneously buying those securities during a “restricted period.” In determining whether a selling stockholder is engaged in a distribution for purposes of Regulation M, each takedown of a shelf registration is individually examined to determine whether such offering constitutes a distribution (i.e., whether it satisfies the “magnitude” of the offering and “special selling efforts and selling methods” criteria of a distribution). Accordingly, to the extent that a Selling Stockholder sells securities covered by the registration statement, and such sales constitute a distribution, then short selling, covering shorts and failing to cover shorts after the registration statement’s effective date may be constrained by the provisions of Regulation M.

LEGAL MATTERS

     The validity of the securities offered will be passed upon by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Certain tax matters will be passed upon for us by Reed Smith LLP, New York, New York. Reed Smith LLP will rely upon the opinion of the Ballard Spahr Andrews & Ingersoll, LLP as to matters of Maryland law.

EXPERTS

     The consolidated financial statements and schedules of LTC Properties, Inc. appearing in our annual report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and which is incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance on such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form S-3 we have filed with the SEC covering the securities that may be offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC’s regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

     You can also inspect our reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	we consider incorporated documents to be part of the prospectus;

•	we may disclose important information to you by referring you to those documents; and

•	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus.

     This prospectus incorporates by reference the following documents:

•	Annual report on Form 10-K for the year ended December 31, 2003.

•	Definitive proxy statement for the annual meeting of stockholders held on May 18, 2004.

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2004.

•	The description of our Common Stock contained in our registration statement on Form 8-A, including any amendment or report for the purpose of updating such description.

•	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the termination of the offering.

     This prospectus and the documents incorporated by reference summarize certain material provisions of contracts and other documents to which we refer. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus a free copy of any or all documents incorporated by reference into this prospectus. The copies of filings will not include exhibits unless those exhibits are specifically incorporated by reference into the filing. You may direct such requests to:

Alex J. Chavez
Senior Vice President and Corporate Secretary
LTC Properties, Inc.
22917 Pacific Coast Hwy, Suite 350
Malibu, California 90265
Telephone Number: (310) 455-6010